Exhibit 1.14

Notice to Holders of the €400,000,0006.25% Notes due 2016

Portugal Telecom, SGPS, S.A. (“PT”) hereby gives notice to the holders (the “Noteholders”) of the €400 million 6.25% Notes due 2016 of PT (the “Notes”) of a meeting of the Noteholders on March 18, 2014 that was initially scheduled for March 3, 2014 (the “Initial Meeting”). The Initial Meeting, which was inquorate, was scheduled to consider and approve certain modifications to the Conditions and Trust Deed applicable to the Notes pursuant to a consent solicitation (the “Consent Solicitation”) in connection with the proposed business combination involving PT, Oi S.A. and Telemar Participações S.A. The proposed modifications (the “Proposals”) are described in a consent solicitation memorandum of PT (the “Consent Solicitation Memorandum”) that is available as set forth below.

The adjourned meeting (the “Adjourned Meeting”) will be held on March 18, 2014, starting at 10:00 a.m. (Lisbon time) at PT’s registered office at Avenida Fontes Pereira de Melo, 40, Lisbon, Portugal. Noteholders may: (i) revoke their consent instructions by 5:00 p.m. (Lisbon time) on March 10, 2014 (the “New Revocation Deadline”); (ii) submit a new consent instruction, which new consent instruction will automatically revoke any previously submitted consent instruction, by 5:00 p.m. (Lisbon time) on March 13, 2014; or (iii) take no action, in which case the previously submitted consent instruction will stand and count towards the number of Notes registered at 12:00 a.m. (Lisbon time) on March 11, 2014 (the “New Record Date”) and the quorum and voting thresholds for the Adjourned Meeting.

This Consent Solicitation is made for the securities of a non-U.S. company. The Consent Solicitation is subject to disclosure requirements in Portugal and the United Kingdom that are different from those of the United States of America. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since PT is located in a foreign country, and some or all of its officers and directors are residents of foreign countries. You may not be able to sue a foreign company or its officers and directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. Noteholders may, upon request, obtain copies of the Consent Solicitation Memorandum and all other materials relating to the Consent Solicitation free of charge by contacting PT’s information agent:

105 Madison Avenue

New York, New York 10016

 Call Collect:  (212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: consentsolicitation@mackenziepartners.com

March 6, 2014